Consent of Independent
Registered Public Accounting Firm
We have issued our report dated February 28, 2024, with respect to the consolidated financial statements included in the Annual Report of The Lion Electric Company on Form 40-F for the year ended December 31, 2023.

We hereby consent to the inclusion in this Annual Report of The Lion Electric Company on Form 40-F for the fiscal year ended December 31, 2023 of said report, which appears in Exhibit 99.3 in this Annual Report.

We also consent to the incorporation by reference of said report in the Registration Statement of The Lion Electric Company on Form F-10 (File No. 333-265627). We also consent to the reference to us under the heading “Interest of Experts”, which appears in the Annual Information Form included in Exhibit 99.1 to this Annual Report on Form 40-F, which is incorporated by reference in such Registration Statement.

/s/ Raymond Chabot Grant Thornton LLP

Montreal, Canada
February 29, 2024